From:

Dennis, Patrick

Sent:

Friday, February 03, 2006 5:23 PM

To:

Kielbiowski, Darius; Steele, Kevin

Subject:

CS HEAT 06-3 CompMats Aladdin

**Please note my e-mail address has changed to: patrick.dennis@credit-suisse.com

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